Exhibit 99.86

Collective Mining Expands the Apollo System in Three Locations with
Drill Results Including 560.05 Metres at 1.83 g/t Gold Equivalent

Toronto, Ontario, March 12, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to announce assay results for two holes drilled into the Apollo Porphyry System (“Apollo”) at the Guayabales Project in Caldas, Colombia. Both holes increased the overall dimensions of Apollo with APC-92 expanding the southern portion of the system to the east and the west while APC-93 expanded the system in the north.

The company presently has three drill rigs operating at the project with holes being drilled at the Apollo, Olympus Deeps and Trap targets respectively. A fourth rig has been mobilized to the Box target with drilling expecting to begin in April.

Ari Sussman, Executive Chairman commented: “We continue to see exciting results across the various targets at our Guayabales project as our aggressive 40,000 metre drill program for 2024 takes shape. Our exploration goal for the year is to evolve the Guayabales project into a major mining camp by continuing to expand Apollo, proving that both the recently discovered Trap and Olympus Deeps porphyry systems have potential for significant scale and to make one more new discovery at either the Box, Tower, or X targets. No doubt, this is a bold goal, but given the exceptional geology of the project and the prowess of our operating team on the ground, I am confident that we will be able to deliver. With yet another 1,000+ gram x metre intercept under our belt, Apollo continues to flex its muscle as an evolving world-class high-grade and bulk tonnage gold-silver-copper-tungsten system.”

Please click here to watch a video hosted by David Reading, Special Advisor to the Company and a QP under NI 43-101 review sections of core from drill hole APC-93.

Highlights (see Table 1 and Figures 1-3)

●	Hole APC-93 was drilled from Pad 14 to the north and was designed to both expand Apollo to the north and then intercept the Olympus Deeps porphyry system approximately 120 metres to the east of discovery hole APC88-D1 which cut 202.35 metres @ 2.16 g/t AuEq (see press release dated January 30, 2024 for further details). A broad zone of high-grade and continuous mineralization was intersected across the Apollo brecciated porphyry system with assays results as follows:

○	560.05 metres @ 1.83 g/t gold equivalent from 127.25 metres including:

▪	112.00 metres @ 4.52 g/t gold equivalent from 219.60 metres, and;

▪	110.75 metres @ 2.73 g/t gold equivalent from 396.90 metres

●	This intercept across Apollo is the seventh largest grade accumulation drilled by the Company to date averaging 1,026 g/t gold equivalent on a gram X metre basis.

●	Assay results for the final 455.90 metres of drill hole APC-93 are still pending as the core is being batched for assay with current hole OLD-1, both of which were designed to test the Olympus Deeps porphyry system. APC-93 cut approximately 160 metres of mineralization in the Olympus Deeps porphyry system and confirmed a northwest trend to the mineralization. OLD-1 entered Olympus Deeps style mineralization at 912 metres down hole and is currently still in mineralization at 1,141 metres. Assay results for the balance of hole APC-93 and OLD-1 are expected in approximately 4-6 weeks.

●	Drill hole APC-92 was drilled to the west-south-west from Pad 14 and increased the dimensions of Apollo to the east and west in the southern block portion by cutting two intervals separated by a post mineral dyke with assay results as follow:

○	151.20 metres @ 1.12 g/t gold equivalent from 93.85 metres including:

▪	55.15 metres @ 2.50 g/t gold equivalent and;

○	86.00 metres @ 0.55 g/t gold equivalent from 321.40 metres

Table 1: Assays Results for APC-92 and APC-93

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo ppm	WO3 ppm	AuEq g/t*
APC-92	93.85	245.05	151.20	0.81	12	0.09	13	55	1.12
Incl	189.90	245.05	55.15	1.88	23	0.19	13	121	2.50
and	321.40	407.40	86.00	0.26	7	0.09	21	88	0.55
APC-93	127.25	687.30	560.05	1.18	34	0.13	4	52	1.83
incl	219.60	331.60	112.00	2.40	110	0.43	5	59	4.52
and incl	396.90	507.65	110.75	2.49	16	0.04	5	43	2.73

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.016 x 0.88) + (Cu (%) x 1.69 x 0.90) + (Mo (%) x 8.57 x 0.85) + (WO3 (%) x 6.32 x 0.72) utilizing metal prices of Cu – US$3.95/lb, Ag – US$25/oz, Mo - US$20/lb , WO3 - US$32,500/t and Au – US$1,600/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, 72% for WO3 and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum, tungsten and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the Apollo and Olympus/Olympus Deeps Targets and Drill Holes Announced in This Release

Figure 2: Core Photo Highlights from Drill Hole APC-93

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objective is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower or X targets.

Management, insiders and close family and friends own nearly 42% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.